300 North LaSalle
Chicago, Illinois 60654
Elisabeth M. Martin	United States
To Call Writer Directly:
+1 312 862 3055	+1 312 862 2000	Facsimile:
	www.kirkland.com	+1 312 862 2200
elisabeth.martin@kirkland.com

September 9, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suying Li
Rufus Decker

Re:	Clear Channel Outdoor Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-32663

Dear Ms. Li:

On behalf of our client, Clear Channel Outdoor Holdings, Inc. (the “Company”), this letter confirms my telephone conversation with you on September 9, 2020 regarding the Company’s request for an extension of time to respond to the comment letter dated August 18, 2020 from the Staff of the Division of Corporation Finance.

As discussed, the Company requires additional time to prepare its response and currently expects to respond on or about Thursday, September 17, 2020. The Company appreciates this extension.

If you have any questions, please do not hesitate to contact me at (312) 404-1796.

Sincerely,

/s/ Elisabeth M. Martin

Elisabeth M. Martin

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